[CORUS LOGO] [GRAPHIC OMITTED]

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Interim Report 2003
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Corus Group plc
Report for the six months to 28 June 2003

Interim statement


Half year results

The half year results for the Group were significantly better than those of last year, with an operating loss before exceptional items of (pound)36m for the first half of 2003, as compared with losses of (pound)252m and (pound)141m respectively for the first and second half years of 2002. The Group operating loss amounted to (pound)57m as compared with (pound)207m in the first half of 2002 and (pound)239m in the second half.

The main factor contributing to the better performance was an improvement in the Group's carbon steel operations, driven by higher selling prices, a more stable UK plant configuration and a recovery in sales volumes. The impact of exchange rate effects from the strengthening Euro also contributed positively. These benefits were, however, partially offset by the impact of higher raw material input costs.

The net loss after tax and minority interests amounted to (pound)125m and the Board has decided that no interim dividend will be paid. There was an operating cash outflow of (pound)101m during the first half year, principally arising from an increase of (pound)219m in working capital as a consequence of higher selling prices and volumes. Net borrowings at the end of the half year amounted to (pound)1.5 billion as compared with (pound)1.2 billion at end-December 2002, and (pound)1.7 billion at end-June 2002.

Current trading and market outlook

Although there are early signs that a global economic recovery will take place during 2004, the immediate outlook remains difficult. Conditions in the Group's key European markets are challenging with continuing weakness in demand within manufacturing and construction sectors. In addition to the adverse impact of these market factors, the second half of 2003 will be subject to the normal seasonal impact (around (pound)25m) of planned Summer and Christmas maintenance periods. These factors are expected to offset the combined benefits of further improvements in manufacturing performance, ongoing efficiency gains and the impact of the strengthening of the Euro that was seen in the first half of 2003.

Restoring Success plans

Since joining Corus on 1 May 2003, Philippe Varin has undertaken a review of the Group and established priorities for the future. These initiatives to set Corus on the road to recovery are known as Restoring Success. Some of these plans are already being implemented and the pace of change is expected to accelerate going forward. The Restoring Success plans cover three main areas: management and leadership; operational performance; and finance.

Management and leadership

Change has started at the top. Philippe Varin became Chief Executive on 1 May and Jim Leng succeeded to the chairmanship of the Group on 1 June. In addition, two new nonexecutive directors were appointed to the Board in June and August, and three new members have been appointed to the Executive Committee. The top 50 senior managers have participated in a rigorous external assessment process Going forward we will ensure that our management gains further international experience. New appointments will then be drawn from a broader, more international pool of talent. We have established a new divisional structure with each division headed by a member of the Executive Committee in order to bring greater accountability to the management process and a clearer focus on revenues, costs and customer service.

Operational performance

Although results from operations have improved, they continue to be unsatisfactory, particularly in the UK. The absolute priority is the restructuring of the Group's UK operations in order to improve efficiency, reduce costs and be cash positive even at the bottom of the cycle. Steel production in the UK will be focused on three sites: Port Talbot for flat products, Scunthorpe for long products; and Rotherham for engineering steels, with capacity aligned to a realistic assessment of the available market. The decision to proceed with the first phase of UK restructuring was announced on 24 September with the launch of a major investment at Corus' Engineering Steels business.

Work is ongoing to assess the potential for refocusing Teesside as a cash-generative slab and bloom producer feeding international markets. As part of this work, partnership and joint venture opportunities will be explored.

Within the Group's new operating divisions, plans are being developed for each business unit focusing on manufacturing excellence and supply chain optimisation. Corporate


2    Interim Report 2003
resources will be directed at supporting these activities. In addition, a rigorous review is underway covering purchasing, logistics and support services.

Finance

A new (pound)1.2 billion banking facility was signed on 31 July, replacing the facility that was due to expire at the end of January 2004. The new facility has a final maturity date of 30 June 2006 and provides committed bank financing for Corus' working capital requirements.

As to the funding of the UK restructuring plans, the first phase covering Corus Engineering Steels, which was announced on 24 September, will be funded from a combination of disposal proceeds and Export Credit Agency ('ECA') backed finance. Options for funding the measures to be taken in the Group's Flat Products and Long Products divisions are currently being assessed. Important medium term goals are: to reduce the level of the Group's borrowings; to regain investment grade status; and, in due course, to resume the payment of dividends to shareholders.

Review of the period

Summary of operating results

Group turnover for the first half of 2003 totalled (pound)4,023m (2002:
(pound)3,576m) and operating costs amounted to (pound)4,080m (2002:
(pound)3,783m), including exceptional items of (pound)21m (2002: credit of (pound)45m). Turnover and operating costs for the first half were influenced by the impact of exchange rate effects as a result of the strengthening Euro and weakening of the US dollar. The Group operating loss before exceptional items amounted to (pound)36m as compared with (pound)252m in the first half of 2002 and (pound)141m during the second half. After taking account of exceptional items, the Group incurred an operating loss of (pound)57m as compared with losses of (pound)207m in the first half of 2002 and (pound)239m during the second half. Half-yearly comparisons of the results are discussed in more detail below in the context of 'Carbon steel' and 'Aluminium'.

Carbon steel

Total carbon steel turnover for the half year totalled(pound)3,513m (2002:(pound)3,076m) and included the impact of exchange rate effects as a result of the strengthening Euro, and an increased level of distribution and further processing turnover and other turnover which together amounted to (pound)790m (2002: (pound)715m). Product turnover was 15% higher at (pound)2,723m (2002: (pound)2,361 m) reflecting the combination of a 9% increase in average revenue and a 6% rise in sales volume. As compared with the second half of 2002, average revenue and sales volume increased by 6% and 8% respectively, resulting in product turnover being up by 14%.

The UK market saw an estimated fall of 4% in steel demand reflecting declines in the industrial building sector and most manufacturing industries. However, Corus' total carbon steel sales volume in the UK was 3.14mt, 5% above the level of the first half of 2002 (2.99mt) which, together with a 6% rise in average revenue, resulted in turnover of (pound)922m being 11% higher than in the corresponding period last year ((pound)830m). As compared with the second half of 2002, product turnover in the UK rose by 13% with increases of 8% in sales volume and 5% in average revenue. These improvements mainly reflect the combination of higher underlying selling prices in most product areas (both in terms of contract and spot prices) and a more stable plant configuration including the successful resumption of a two-blast furnace operation at Port Talbot.

In other European markets, carbon steel product turnover amounted to (pound)1,372m and was 21% above the level of the first half of 2002 ((pound)1,134m) as a result of sales volume, which increased by 8% to 4.47mt (2002: 4.13mt), and average revenue which rose by 12%. As compared with the second half of last year, product turnover increased by 19% as a result of higher sales volume (up 12%) and improved average revenue (up 7%), despite subdued levels of demand. Outside of Europe, sales volume was broadly unchanged at 1.28mt (2002: 1.27mt) but turnover of (pound)429m (2002: (pound)397m) was 8% higher mainly as a result of improved selling prices, with average revenue up by 7%.

                                                       Interim Report 2003     3

Review of the period continued

Total carbon steel operating costs for the first half of 2003 amounted to (pound)3,584m (2002: (pound)3,304m). Operating costs excluding exceptional items amounted to (pound)3,564m and were 6% above the level of the corresponding period in 2002 ((pound)3,349m), reflecting the 6% rise in sales volume together with substantial increases in underlying costs of raw materials (particularly iron ore, coke and scrap), the impact of which was partially mitigated by the weaker US dollar. Comparisons of operating costs were also influenced by exchange translation effects of a strengthening Euro and continuing benefits from ongoing manpower productivity and efficiency improvement measures, launched in 2001 and 2002 and including the 'World Class IJmuiden' and 'High Performance Strip' programmes. A net charge of (pound)20m for exceptional items was made in the first half of 2003, mainly in respect of the announced closure of the electrozinc line at Shotton in North Wales. This compared with a net credit of (pound)45m in the first half of 2002 and a net charge of (pound)90m in the second half.

Against the above background, the first half year for carbon steel resulted in an operating loss of (pound)51m before exceptional items. This compared with losses of (pound)273m in the first half and (pound)149m in the second half of last year. After taking account of exceptional items, the carbon steel operating loss amounted to (pound)71m as compared with (pound)228m in the first half of 2002 and (pound)239m in the second half. The carbon steel operating loss of (pound)51m before exceptional items comprised a profit of (pound)76m from Corus Nederland's carbon steel operations and a loss of (pound)127m from Corus UK.

Aluminium

Turnover during the first half of 2003 totalled (pound)510m and was 2% above the level of the corresponding period in 2002 ((pound)500m), with a 5% increase in average revenue being partially offset by a 3% net fall in sales volume. The exchange translation effects of a strengthening Euro and a reduced level of sales of primary aluminium were the principal factors contributing to the increase in average revenue. The net fall in sales volume was mainly due to lower sales of primary aluminium. For rolled products and extrusions, sales volumes increased as the European market saw some recovery particularly in the first quarter of 2003 from its low point in mid-2002.

Total aluminium operating costs amounted to (pound)496m and were 4% above the level of the first half of 2002 ((pound)479m) mainly reflecting a combination of exchange translation effects of a strengthening Euro, higher energy costs, and commissioning costs relating to the start-up of new equipment. The underlying LME price averaged US$1,376 per tonne during the first half year (2002:
US$1,366) but, over the same period, the weakness of the US dollar led to a fall of 14% in the Euro equivalent. A net charge of (pound)1m was made in the first half of 2003 in respect of exceptional items. This compared with (pound)nil in the first half and a charge of (pound)8m for the second half of 2002.

Against the background outlined above, the first half year for aluminium resulted in an operating profit of (pound)15m before exceptional items. This compared with profits of (pound)21m in the first half and (pound)8m during the second half of last year. After taking account of exceptional items, the aluminium operating profit amounted to (pound)14m, as compared to (pound)21m in the first half of 2002 and (pound)nil in the second half.

Rationalisation and
impairment exceptional items

A net charge of (pound)21m was incurred in respect of exceptional items and included a charge of (pound)20m relating to the announced closure of the electrozinc line at Shotton. This compared with a net credit of (pound)45m in the first half of 2002 and a net charge of (pound)98m in the second half. No provisions were made in Corus' accounts for the half year in respect of costs associated with the key findings of the UK asset review, which were announced at Corus' AGM on 29 April 2003 and were and remain dependent on appropriate funding.

In addition to the rationalisation and impairment exceptional items, operating costs for the first half of 2003 also include one-off items in respect of: the cost of the Pechiney break fee ((pound)14m); costs of renegotiating the syndicated facility ((pound)9m); and, the final insurance settlement received in respect of the Port Talbot blast furnace (credit of (pound)23m). The only significant one-off items in 2002 were in the second half year, in respect of transaction costs ((pound)23m).

Profit and loss account

The Group operating loss amounted to (pound)57m and translated into a total operating loss of (pound)52m after taking account of Corus' (pound)5m share of the operating results of its associated undertakings which, since 1 July 2002, has excluded AvestaPolarit

4    Interim Report 2003
following the sale of Corus' 23.2% stake in that company. A profit of (pound)11 m was realised on sale of fixed assets, mainly as a result of property disposals in the UK during the half year. After taking account of net interest payable of (pound)48m, a loss before taxation of (pound)89m was incurred. The net tax charge amounted to (pound)36m and the Group incurred a net loss for the half year of (pound)125m.

Cash flow and financing

There was a net cash outflow from operating activities of (pound)101m during the half year. The key feature was an increase in working capital requirements of (pound)219m principally as a result of the combination of improvements in underlying selling prices and higher sales volume. A net cash outflow of (pound)46m from capital expenditure and financial investment included gross capital expenditure of (pound)63m. The effect of changes in foreign exchange rates resulted in an increase in debt expressed in sterling terms of (pound)39m. After taking account of these and other movements, net borrowings amounted to (pound)1,506m as compared with (pound)1,236m at 28 December 2002 and (pound)1,680m at 29 June 2002.

On 31 July 2003, Corus signed a new (euro)1.2 billion secured banking facility which replaced the facility that was due to expire at the end of January 2004. The new amortising syndicated facility has a final maturity date of 30 June 2006 and provides committed bank financing for the Group's working capital requirements. The facility size of (euro)1.2 billion reduces: to (euro)1.0 billion from the end of January 2004; to (euro)800m from the end of June 2005; and, to (euro)600m from the end of December 2005.

The financial statements for the year ended 28 December 2002 were drawn up on a going concern basis but highlighted the fundamental uncertainty surrounding the requirement to replace the existing syndicated bank facility which was due to expire at the end of January 2004. Discussions on a new three year facility were successfully concluded on 31 July 2003 and this removes the fundamental uncertainty. Compliance with the terms of the new facility is dependent on the financial performance of the Group having regard to the adequacy of facilities available and various financial covenants including gearing levels and EBITDA/net interest cover. The directors believe, based on current projections which remain dependent upon steel market and broader economic conditions, that the facilities available are sufficient to meet the Group's current financing needs and the Group will be able to comply with the new covenants. On the basis of the foregoing the financial statements for the six months to 28 June 2003 are drawn up on a going concern basis.

Employees

Employees at 28 June 2003 totalled 50,400 as compared to 50,900 at 28 December 2002. The net reduction of 500 comprised some 700 job losses relating to previously announced efficiency and manpower productivity improvement measures partly offset by some 200 job additions through acquisition.

Accounting policies

The accounts for the half year have been produced in accordance with the applicable accounting standards in the UK, which have been consistently applied, and in accordance with the accounting policies set out in the Report & Accounts for the period to 28 December 2002. There have been no new UK standards issued by the Accounting Standards Board since the last Report & Accounts. However, one standard, FRS 17 'Retirement Benefits' which was issued in November 2000 has measurement requirements which do not need to be met in the primary statements until accounting periods which begin on or after 1 January 2005. The standard has not been adopted, although the required transitional disclosure requirements were made in the Report & Accounts for 2002. Disclosure information on the net pension asset determined in accordance with FRS 17 is set out in Note 13 of 'Supplementary Information' in this report. On 18 April 2002, Corus launched a revolving-period trade debtor securitisation programme in the UK. Under FRS 5 'Reporting the substance of transactions' the cash advanced has been offset against the assigned trade debtors as set out in Note 9 of 'Supplementary Information' in this report.

Forward-looking statements

Statements in this report include 'forward-looking statements' that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and Corus cannot give assurance that such statements will prove to be correct.

                                                       Interim Report 2003     5

Consolidated profit and loss account

                                                                    6 months to      6 months to            12 months to
                                                                    28 Jun 2003      29 Jun 2002             28 Dec 2002
                                                                      unaudited        unaudited                 audited
                                                           Note        (pound)m         (pound)m                (pound)m
--------------------------------------------------------------------------------------------------------------------------
Turnover: group and share of joint ventures                               4,152            3,729                   7,407
Less: share of joint ventures' turnover                                    (129)            (153)                   (219)
--------------------------------------------------------------------------------------------------------------------------
Group turnover                                               1            4,023            3,576                   7,188
--------------------------------------------------------------------------------------------------------------------------
Operating costs before exceptional items                                 (4,059)          (3,828)                 (7,581)
Rationalisation and impairment exceptional items
    (charged)/credited against operating costs               4              (21)              45                     (53)
--------------------------------------------------------------------------------------------------------------------------
Total operating costs                                        3           (4,080)          (3,783)                 (7,634)
--------------------------------------------------------------------------------------------------------------------------
Group operating loss                                                        (57)            (207)                   (446)
--------------------------------------------------------------------------------------------------------------------------
Share of operating results of joint ventures
    and associated undertakings:
Continuing operations                                                         5                3                      4
Discontinued operations                                                       -               16                     17
--------------------------------------------------------------------------------------------------------------------------
                                                                              5               19                     21
--------------------------------------------------------------------------------------------------------------------------
Total operating loss                                                        (52)            (188)                   (425)
Profit on disposal of fixed assets                                           11               18                      96
(Loss)/profit on disposal of group undertakings                               -              (12)                     19
--------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before interest                                 (41)            (182)                   (310)
Net interest and investment income:
Group                                                        5              (46)             (51)                    (92)
Joint ventures and associated undertakings                   5               (2)              (1)                     (2)
--------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before taxation                                 (89)            (234)                   (404)
Taxation                                                     6              (36)              (2)                    (61)
--------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities after taxation                                 (125)            (236)                   (465)
Minority interests                                                            -               (1)                      7
--------------------------------------------------------------------------------------------------------------------------
Loss for the financial period                                              (125)            (237)                   (458)
Dividends                                                                     -                -                       -
--------------------------------------------------------------------------------------------------------------------------
Loss retained for the financial period                                     (125)            (237)                   (458)
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Basic loss per ordinary share                                             (3.99)p          (7.58)p                (14.65)p
Diluted loss per ordinary share                                           (3.99)p          (7.58)p                (14.65)p

6  Interim Report 2003

Consolidated balance sheet




                                                                         At 28 Jun 2003         At 29 Jun 2002      At 28 Dec 2002
                                                                              unaudited              unaudited             audited
                                                                 Note          (pound)m               (pound)m            (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                                                   101                    130                 105
Tangible assets                                                                   2,836                  3,046               2,871
Investments in joint ventures                                                        85                    126                  84
Investments in associated undertakings                                                5                    365                   7
Other investments and loans                                                          73                     62                  59
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                                                                                  3,100                  3,729               3,126
Current assets
Stocks                                                             8              1,393                  1,332               1,337
Debtors: amounts falling due after more than one year                               480                    492                 457
Debtors: amounts falling due within one year                                      1,597                  1,500               1,422
Less: securitisation of trade debtors                              9               (215)                  (185)               (181)
Net debtors falling due within one year                                           1,382                  1,315               1,241
Short term investments                                                               44                      3                  40
Cash at bank and in hand                                                            212                    201                 230
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                                                                                  3,511                  3,343               3,305

Creditors:  amounts falling due within one year                                    (2,085)                (1,680)           (1,636)
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Net current assets                                                                1,426                  1,663               1,669
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Total assets less current liabilities                                             4,526                  5,392               4,795

Convertible bonds                                                                  (328)                  (310)               (309)
Other borrowings                                                                   (865)                (1,456)             (1,119)
Other creditors                                                                     (36)                   (28)                (36)
Creditors: amounts falling due after more than one year                          (1,229)                (1,794)             (1,464)
Provisions for liabilities and charges                                             (530)                  (581)               (522)
Accruals and deferred income
Regional development and other grants                                               (43)                   (43)                (40)
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                                                                                  2,724                  2,974               2,769
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Capital and reserves
Called up share capital                                                           1,565                  1,565               1,565
Share premium account                                                                 7                      6                   7
Statutory reserve                                                                 2,338                  2,338               2,338
Other reserves                                                                      201                    201                 201
Profit and loss account                                                          (1,437)                (1,194)             (1,389)
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Shareholders' funds - equity interests                                            2,674                  2,916               2,722
Minority interests
Equity interests in subsidiary undertakings                                          50                     58                  47
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                                                                                  2,724                  2,974               2,769
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


                                                       Interim Report 2003     7

Statement of total recognised gains and losses and Reconciliation of movements in shareholders' funds

Statement of total recognised gains and losses

                                                            6 months to           6 months to            12 months to
                                                            28 Jun 2003           29 Jun 2002             28 Dec 2002
                                                              unaudited             unaudited                 audited
                                                               (pound)m              (pound)m                (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Loss for financial period                                         (125)                 (237)                   (458)
Exchange translation differences on foreign currency
    net investments                                                 77                    90                      83
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Total recognised losses relating to the period                     (48)                 (147)                   (375)
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


Reconciliation of movements in shareholders' funds

                                                         At 28 Jun 2003        At 29 Jun 2002          At 28 Dec 2002
                                                              unaudited             unaudited                 audited
                                                               (pound)m              (pound)m                (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at beginning of period                        2,722                 3,061                   3,061
Loss for the period                                                (125)                 (237)                   (458)
Exchange translation differences on foreign currency
    net investments                                                  77                    90                      83
Transfer of goodwill                                                  -                     -                      33
New shares issued                                                     -                     2                       3
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Shareholders' funds at end of period                              2,674                 2,916                   2,722
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



8    Interim Report 2003

Consolidated cash flow statement


                                                                             6 months to          6 months to          12 months to
                                                                             28 Jun 2003          29 Jun 2002           28 Dec 2002
                                                                               unaudited            unaudited               audited
                                                                Note            (pound)m             (pound)m              (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from operating activities               7                (101)                  (6)                    41
-----------------------------------------------------------------------------------------------------------------------------------
Dividends from joint ventures and associated undertakings                             1                    5                      8
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Returns on investments and servicing of finance
Interest and other dividends received                                                 9                    7                     15
Interest paid                                                                       (56)                 (49)                   (97)
Issue costs of new loans                                                              -                    -                     (4)
Interest element of finance lease rental payments                                    (1)                  (1)                    (1)
------------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance               (48)                 (43)                   (87)
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Taxation
UK corporation tax received                                                           -                    5                      2
Overseas tax paid                                                                   (24)                  (7)                   (16)
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Tax paid                                                                            (24)                  (2)                   (14)
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Capital expenditure and financial investment
Purchase of tangible fixed assets                                                   (72)                 (78)                  (176)
Sale of tangible fixed assets                                                        37                   31                    112
Purchase of intangible fixed assets                                                   -                   (1)                    (1)
Purchase of other fixed asset investments                                            (9)                  (7)                    (7)
Sale of other fixed asset investments                                                 1                    -                      -
Loans to joint ventures and associated undertakings                                  (4)                   -                      -
Repayment of loans by joint ventures and associated undertakings                      1                   14                     15
------------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment                  (46)                 (41)                   (57)
-----------------------------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
Purchase of subsidiary undertakings and businesses                                  (17)                  (1)                     -
Net overdraft acquired with subsidiary undertakings and businesses                    -                    -                    (5)
Investments in joint ventures and associated undertakings                            (1)                  (2)                   (3)
Sale and exchange of businesses and subsidiary undertakings                           5                    2                     2
Sale of joint ventures and associated undertakings                                    -                   (1)                  451
------------------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)inflow from acquisitions and disposals                            (13)                  (2)                  445
-----------------------------------------------------------------------------------------------------------------------------------
Equity dividends paid to shareholders                                                 -                    -                     -
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow before use of liquid resources and financing             (231)                 (89)                  336
-----------------------------------------------------------------------------------------------------------------------------------
Management of liquid resources
Net (purchase)/sale of short term investments                                       (4)                    8                   (28)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from management of liquid resources                       (4)                    8                   (28)
-----------------------------------------------------------------------------------------------------------------------------------
Financing
Issue of ordinary shares                                                             -                     2                     3
-----------------------------------------------------------------------------------------------------------------------------------
Cash inflow from issue of ordinary shares                                            -                     2                     3
-----------------------------------------------------------------------------------------------------------------------------------
New loans                                                                          261                   186                   231
Repayment of borrowings                                                            (31)                  (71)                 (508)
New finance leases                                                                   -                     -                    25
Capital element of finance lease rental payment                                      -                    (3)                  (14)
------------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in debt                                                        230                   112                  (266)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing activities                                230                   114                  (263)
-----------------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash in period                                               (5)                   33                    45
-----------------------------------------------------------------------------------------------------------------------------------



                                                      Interim Report 2003      9

Reconciliation of net cash (outflow)/inflow to movement in net debt and Analysis of net borrowings


Reconciliation of net cash (outflow)/inflow to movement in net debt

                                                                              6 months to     6 months to       12 months to
                                                                              28 Jun 2003     29 Jun 2002        28 Dec 2002
                                                                                unaudited       unaudited            audited
                                                                                 (pound)m        (pound)m           (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash                                                         (5)                33                 45
Increase/(decrease) in liquid resources                                              4                 (8)                28
(Increase)/decrease in debt                                                       (230)              (112)               266
Issue costs of new loans                                                             -                  -                  4
-----------------------------------------------------------------------------------------------------------------------------------
Change in net debt resulting from cash flows in period                            (231)               (87)               343
Debt and liquid resources acquired                                                   -                  -                 (4)
Effect of foreign exchange rate changes                                            (39)               (33)               (24)
Other non cash changes                                                               -                  -                  9
-----------------------------------------------------------------------------------------------------------------------------------
Movement in net debt in period                                                    (270)              (120)               324
Net debt at beginning of period                                                 (1,236)            (1,560)            (1,560)
-----------------------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                       (1,506)            (1,680)            (1,236)
-----------------------------------------------------------------------------------------------------------------------------------



Analysis of net borrowings

                                                                              At 28 Jun 2003     At 29 Jun 2002     At 28 Dec 2002
                                                                                   unaudited          unaudited            audited
                                                                                    (pound)m           (pound)m           (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                                                 212                201                230
Bank overdrafts                                                                          (18)               (20)               (36)
Short term investments                                                                    44                  3                 40
Long term borrowings                                                                  (1,151)            (1,742)            (1,386)
Other loans*                                                                            (550)               (94)               (41)
Obligations under finance leases                                                         (43)               (28)               (43)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      (1,506)            (1,680)            (1,236)
-----------------------------------------------------------------------------------------------------------------------------------

*At 28 June 2003 this includes (pound)534m balance of a banking facility that was due to expire at the end of January 2004 and, as such, was included in 'Creditors: amounts falling due within one year' within the consolidated balance sheet at 28 June 2003. On 31 July 2003 a new banking facility with a final maturity date of 30 June 2006 was signed. Further details are set out on page 5, 'Cash flow and financing'.


10  Interim Report 2003

Supplementary information

1. Turnover and operating result

                                                                    6 months to      6 months to          12 months to
                                                                    28 Jun 2003      29 Jun 2002           28 Dec 2002
                                                                      unaudited        unaudited               audited
-----------------------------------------------------------------------------------------------------------------------------------
1. Turnover analysed by business segment:                                 (pound)m         (pound)m              (pound)m

Carbon steel products                                                     2,723            2,361                 4,742
Distribution and further processing                                         657              602                 1,236
Other turnover                                                              133              113                   253
-----------------------------------------------------------------------------------------------------------------------------------
Carbon steel                                                              3,513            3,076                 6,231
Aluminium                                                                   510              500                   957
-----------------------------------------------------------------------------------------------------------------------------------
Group turnover                                                            4,023            3,576                 7,188
-----------------------------------------------------------------------------------------------------------------------------------
Turnover analysed by destination:
UK                                                                        1,091            1,046                 2,071
Europe (excluding UK)                                                     2,130            1,817                 3,658
North America                                                               398              435                   881
Other areas                                                                 404              278                   578
-----------------------------------------------------------------------------------------------------------------------------------
Group turnover                                                            4,023            3,576                 7,188
-----------------------------------------------------------------------------------------------------------------------------------
Group operating result analysed by business segment:
Before exceptional items:
Carbon steel                                                                (51)            (273)                 (422)
Aluminium                                                                    15               21                    29
-----------------------------------------------------------------------------------------------------------------------------------
Group operating result before exceptional items                             (36)            (252)                 (393)
-----------------------------------------------------------------------------------------------------------------------------------
After exceptional items:
Carbon steel                                                                (71)            (228)                 (467)
Aluminium                                                                    14               21                    21
-----------------------------------------------------------------------------------------------------------------------------------
Group operating result after exceptional items                              (57)            (207)                 (446)
-----------------------------------------------------------------------------------------------------------------------------------



2. Product turnover and sales volume

Product turnover analysed by destination:                              (pound)m          (pound)m              (pound)m
Carbon steel products:
UK                                                                          922               830                 1,643
Europe (excluding UK)                                                     1,372             1,134                 2,283
North America                                                               220               261                   548
Other areas                                                                 209               136                   268
-----------------------------------------------------------------------------------------------------------------------------------
Total carbon steel products turnover                                      2,723             2,361                 4,742
-----------------------------------------------------------------------------------------------------------------------------------
Aluminium:
UK                                                                           29                45                    87
Europe (excluding UK)                                                       356               335                   634
North America                                                                85                85                   165
Other areas                                                                  40                35                    71
-----------------------------------------------------------------------------------------------------------------------------------
Total aluminium turnover                                                    510               500                   957
-----------------------------------------------------------------------------------------------------------------------------------
Total aluminium turnover comprises:
Primary metal                                                                53                68                   123
Rolled products                                                             346               331                   633
Extrusions                                                                  111               101                   201



                                                         Interim Report 2003  11

Supplementary information continued

2. Product turnover and sales volume continued

                                                                    6 months to          6 months to           12 months to
                                                                    28 Jun 2003          29 Jun 2002            28 Dec 2002
                                                                      unaudited            unaudited                audited
-----------------------------------------------------------------------------------------------------------------------------------
Sales volume analysed by destination:                                        kt                   kt                     kt
Carbon steel products:
UK                                                                        3,140                2,989                  5,896
Europe (excluding UK)                                                     4,470                4,130                  8,138
North America                                                               677                  811                  1,677
Other areas                                                                 607                  457                    910
-----------------------------------------------------------------------------------------------------------------------------------
Total carbon steel products sales volume                                  8,894                8,387                 16,621
-----------------------------------------------------------------------------------------------------------------------------------
Aluminium:
UK                                                                           12                   32                     62
Europe (excluding UK)                                                       206                  195                    373
North America                                                                49                   48                     96
Other areas                                                                  16                   16                     29
-----------------------------------------------------------------------------------------------------------------------------------
Total aluminium sales volume                                                283                  291                    560
-----------------------------------------------------------------------------------------------------------------------------------
Total aluminium sales volume comprises:
Primary metal                                                                64                   77                    147
Rolled products                                                             172                  168                    324
Extrusions                                                                   47                   46                     89


3. Total operating costs

                                                                       (pound)m            (pound)m                (pound)m
Raw materials and consumables                                             1,787               1,634                   3,339
Maintenance costs (excluding own labour)                                    340                 378                     682
Other external charges                                                      652                 628                   1,209
Employment costs                                                            851                 789                   1,568
Depreciation and amortisation (net of grants released)                      174                 161                     445
Other operating costs                                                       287                 197                     436
Changes in stock                                                             (5)                  1                     (34)
Own work capitalised                                                         (6)                 (5)                    (11)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          4,080               3,783                   7,634
-----------------------------------------------------------------------------------------------------------------------------------

4. Rationalisation and impairment exceptional items

                                                                       (pound)m            (pound)m                (pound)m

As included in total operating costs:
Redundancy and related costs                                                  7                  (3)                    (14)
Accelerated depreciation                                                     18                 (11)                     82
Accelerated amortisation                                                      -                   -                      23
Other asset write downs                                                       1                  (1)                     (3)
Other rationalisation costs                                                  (5)                (30)                    (35)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             21                 (45)                     53
-----------------------------------------------------------------------------------------------------------------------------------
Rationalisation and impairment exceptional items comprises:
Carbon steel                                                                 20                 (45)                     45
Aluminium                                                                     1                   -                       8


12  Interim Report 2003

5. Net interest and investment income

                                                                    6 months to           6 months to               12 months to
                                                                    28 Jun 2003           29 Jun 2002                28 Dec 2002
                                                                      unaudited             unaudited                    audited
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       (pound)m              (pound)m                   (pound)m
Interest receivable                                                           7                     7                         17
Interest payable                                                            (51)                  (57)                      (108)
Finance leases                                                               (2)                   (1)                        (1)
-----------------------------------------------------------------------------------------------------------------------------------
Group                                                                       (46)                  (51)                       (92)
Joint ventures and associated undertakings                                   (2)                   (1)                        (2)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            (48)                  (52)                       (94)
-----------------------------------------------------------------------------------------------------------------------------------


6. Taxation

                                                                       (pound)m              (pound)m                   (pound)m
UK corporation tax                                                            3                     2                          2
Double tax relief                                                            (3)                   (2)                        (2)
UK prior year charge/(credit)                                                 -                     4                         (3)
Overseas prior year charge                                                   10                     -                         19
Overseas taxes                                                               36                    (9)                        15
-----------------------------------------------------------------------------------------------------------------------------------
Current tax                                                                  46                    (5)                        31
UK deferred tax                                                               -                     -                         40
Overseas deferred tax                                                       (11)                    2                        (16)
-----------------------------------------------------------------------------------------------------------------------------------
Group tax                                                                    35                    (3)                        55
Joint ventures                                                                1                     1                          2
Associated undertakings                                                       -                     4                          4
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             36                     2                         61
-----------------------------------------------------------------------------------------------------------------------------------

Deferred tax assets amounting to (pound)140m have been recognised at 28 June 2003 (28 December 2002: (pound)137m). The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of losses with a value of (pound)1,530m, of which (pound)952m are UK losses.



7. Reconciliation of Group operating loss to net cash flow from operating activities

                                                                       (pound)m              (pound)m                   (pound)m
Group operating loss                                                        (57)                 (207)                      (446)
Depreciation and amortisation (net of grants released)                      174                   161                        445
Exceptional items (excluding accelerated depreciation)                        3                   (34)                       (52)
Utilisation of provisions                                                   (15)                  (27)                       (57)
(Increase)/decrease in stocks                                               (18)                   22                         27
(Increase)/decrease in debtors                                             (162)                   81                        218
Decrease in creditors                                                       (39)                   (2)                       (83)
Other movements (net)                                                        13                     -                        (11)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           (101)                   (6)                        41
-----------------------------------------------------------------------------------------------------------------------------------


8. Stocks

                                                                       (pound)m              (pound)m                   (pound)m
Raw materials                                                               495                   498                       472
Work in progress                                                            398                   374                       387
Finished goods                                                              500                   460                       478
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          1,393                 1,332                     1,337
-----------------------------------------------------------------------------------------------------------------------------------

                                                      Interim Report 2003     13

Supplementary information continued


9. Securitisation of trade debtors

                                                                     6 months to           6 months to              12 months to
                                                                     28 Jun 2003           29 Jun 2002               28 Dec 2002
                                                                       unaudited             unaudited                   audited
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        (pound)m              (pound)m                   (pound)m
Securitised gross trade debtors                                             353                   315                       293
Less non returnable proceeds                                               (215)                 (185)                     (181)
-----------------------------------------------------------------------------------------------------------------------------------
Net securitised trade debtors                                               138                   130                       112
Other trade debtors                                                       1,088                   940                       883
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          1,226                 1,070                       995
-----------------------------------------------------------------------------------------------------------------------------------


10. Capital expenditure

                                                                        (pound)m              (pound)m                   (pound)m

Purchase of tangible fixed assets                                            72                    78                       176
Movement in capital creditors                                                (9)                   (3)                       12
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             63                    75                       188
-----------------------------------------------------------------------------------------------------------------------------------


11. Reconciliation of Group operating loss to EBITDA before exceptional items

                                                                        (pound)m              (pound)m                   (pound)m
Group operating loss                                                        (57)                 (207)                     (446)
Exceptional items (excluding accelerated depreciation)                        3                   (34)                      (52)
Depreciation and amortisation (net of grants released)                      174                   161                       445
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            120                   (80)                      (53)
-----------------------------------------------------------------------------------------------------------------------------------
The above comprises:
Carbon steel ex UK                                                          (51)                 (148)                     (251)
Carbon steel ex Netherlands                                                 135                    27                       130
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             84                  (121)                     (121)
Aluminium                                                                    36                    41                        68
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            120                   (80)                      (53)
-----------------------------------------------------------------------------------------------------------------------------------

12. Employees

                                                                         number                number                  number


Average weekly numbers employed:
UK                                                                       25,300                26,300                    25,900
Netherlands                                                              11,700                12,000                    11,900
Other countries                                                          13,700                13,800                    13,800
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         50,700                52,100                    51,600
-----------------------------------------------------------------------------------------------------------------------------------
Numbers employed at end of period:
UK                                                                       25,100                25,800                    25,400
Netherlands                                                              11,600                11,900                    11,800
Other countries                                                          13,700                13,900                    13,700
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         50,400                51,600                    50,900
-----------------------------------------------------------------------------------------------------------------------------------

14   Interim Report 2003

13. Summary FRS 17 disclosure (net pension asset)

                                                                     6 months to           6 months to              12 months to
                                                                     28 Jun 2003           29 Jun 2002               28 Dec 2002
                                                                       unaudited             unaudited                   audited
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        (pound)m              (pound)m                   (pound)m
As measured in accordance with the UK requirements of FRS 17:
Total market value of assets                                             10,865                11,048                    10,395
Present value of schemes' liabilities                                   (10,845)               (9,685)                  (10,307)
Non-recoverable surplus                                                       -                  (222)                        -
-----------------------------------------------------------------------------------------------------------------------------------
Recoverable surplus                                                          20                 1,141                        88
Related deferred tax liability                                               (1)                 (351)                      (20)
-----------------------------------------------------------------------------------------------------------------------------------
Net pension asset                                                            19                   790                        68
-----------------------------------------------------------------------------------------------------------------------------------

Of the net pension asset above,(pound)265m (June 2002:(pound)928m; December 2002:(pound)280m) relates to schemes in surplus and(pound)246m (June 2002:(pound)138m; December 2002:(pound)212m) relates to schemes in deficit.





Independent review report to Corus Group plc

Introduction                                Review work performed                      purpose or to any other person to whom
We have been instructed by the company      We conducted our review in accordance      this report is shown or into whose hands
to review the financial information which   with guidance contained in Bulletin        it may come save where expressly agreed
comprises the profit and loss account,      1999/4 issued by the Auditing Practices    by our prior consent in writing.
the balance sheet, the cash flow            Board for use in the United Kingdom.
statement, the statement of total           A review consists principally of making    Review conclusion
recognised gains and losses and the         enquiries of group management and          On the basis of our review we are not
related notes. We have read the other       applying analytical procedures to the      aware of any material modifications that
information contained in the interim        financial information and underlying       should be made to the financial
report and considered whether it contains   financial data and, based thereon,         information as presented for the six
any apparent misstatements or material      assessing whether the accounting           months ended 28 June 2003.
inconsistencies with the financial          policies and presentation have been
information.                                consistently applied unless otherwise      PricewaterhouseCoopers LLP
                                            disclosed. A review excludes audit         Chartered Accountants
Directors' responsibilities                 procedures such as tests of controls and   London
The interim report, including the financial verification of assets, liabilities and    24 September 2003
information contained therein, is the       transactions. It is substantially less in
responsibility of, and has been approved    scope than an audit performed in
by the directors. The directors are         accordance with United Kingdom
responsible for preparing the interim       Auditing Standards and therefore           Notes:
report in accordance with the Listing       provides a lower level of assurance than   (a) The maintenance and integrity of the
Rules of the Financial Services Authority   an audit. Accordingly we do not express        Corus Group plc website is the
which require that the accounting policies  an audit opinion on the financial              responsibility of the directors; the work
and presentation applied to the interim     information. This report, including the        carried out by the these matters and,
figures should be consistent with those     conclusion, has been prepared for and          accordingly, the auditors accept no
applied in preparing the preceding annual   only for the company for the purposes of       responsibility for any changes that may
accounts except where any changes, and      the Listing Rules of the Financial Services    have occurred to the interim report since
the reasons for them, are disclosed.        Authority and no other purpose. We do          it was initially presented on the
                                            not, in producing this report, accept or       website.
                                            assume responsibility for any other        (b) Legislation in the United Kingdom
                                                                                           governing the preparation and
                                                                                           dissemination offinancial information may
                                                                                           differ from legislation in other
                                                                                           jurisdictions.


                                                      Interim Report 2003     15

--------------------------------------------------------------------------------
www.corusgroup.com
--------------------------------------------------------------------------------

Shareholder information

Annual Report and general enquiries     Shareholder enquiries                   Financial calendar
Copies of the Report & Accounts         Administrative enquiries concerning     Preliminary announcement
2002, other general information about   shareholdings should be addressed to:   12 months to 3 January 2004
the Group's business and copies of                                              announced March 2004
the Environmental Brochure may be       Ordinary shares
downloaded from the website or          Corus Group Section                     Annual General Meeting
obtained free of charge from:           Lloyds TSB Registrars                   April 2004
                                        The Causeway, Worthing
UK                                      West Sussex BN99 6DA                    Dividend
The Secretary's Office                  Telephone: 0870 600 3961                No interim dividend will be paid.
Corus                                   Outside UK: +44 121 415 7038            A decision on the payment of a final
30 Millbank                                                                     dividend will be taken in March next
London SW1P 4WY                         Shareholders can obtain details of      year when the final results are
Freephone 0800 484113                   their shareholdings via a web-based     announced.
e-mail: shareholder@corusgroup.com      enquiry service: www.shareview.co.uk.
                                        You will need your eight digit          Share price information
Netherlands                             shareholder reference number.           The latest Corus share price is
Corus                                                                           available from the Financial Times
Communications and public affairs       American Depositary Receipts (ADRs)     Cityline Service.
PO Box 10.000                           Corus' ordinary shares are listed on    Telephone: 0906 8433311
1970 CA IJmuiden                        the New York Stock Exchange in the
The Netherlands                         form of American Depositary Shares
Telephone: +31 (0)251 491307            (ADSs), evidenced by ADRs, and trade
e-mail:                                 under ticker symbol CGA. Each ADS is
supportdeskcpa@corusgroup.com           equivalent to 10 ordinary shares.

                                        The Bank of New York
                                        Shareholder Relations
                                        PO Box 11258
                                        Church Street Station
                                        New York NY 10286-1258
                                        USA
                                        Telephone:
                                        US Holders: +1 (888) BNY ADRS
                                        Canadian Holders: +1 (610) 312 5315
                                        www.adrbny.com
                                        e-mail: shareowners@bankofny.com

Corus Group plc
30 Millbank
London SW1P 4WY
United Kingdom
T +44 (0)20 7717 4444
F +44 (0)20 7717 4455

Registered in England No. 3811373